INLAND DIVERSIFIED REAL ESTATE TRUST, INC.
2901 BUTTERFIELD ROAD
OAK BROOK, ILLINOIS  60523

August 20, 2009

BY FACSIMILE AND EDGAR

Ms. Karen Garnett
Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:                             Inland Diversified Real Estate Trust, Inc.
Registration Statement on Form S-11, Amendment No. 5 Filed August 18, 2009, Registration No. 333-153356

Dear Ms. Garnett:

Pursuant to Rule 461 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended, Inland Diversified Real Estate Trust, Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement be accelerated so that it may become effective on August 24, 2009 at 9:00 a.m. eastern time, or as soon as practicable thereafter.

In connection with its request to accelerate the effective date of the registration statement, the Company acknowledges that:

•                  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance in this matter. If you need additional information, please contact me.

Very truly yours,

/s/ Barry L. Lazarus
Barry L. Lazarus, President